Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statement No. 33-95248 on Form S-8 of FLIR Systems, Inc. of our report dated June 12, 2017, with respect to the statement of net assets available for benefits of the FLIR Systems, Inc. 401(k) Savings Plan as of December 31, 2016, and the related statement of changes in net assets available for benefits for the year then ended and the related supplemental schedule of assets (held at end of year) as of December 31, 2016, which report appears in the December 31, 2016 annual report on Form 11-K of the FLIR Systems, Inc. 401(k) Savings Plan.

KIECKHAFER SCHIFFER & COMPANY LLP

Portland, Oregon
June 12, 2017